NEWS RELEASE 07-21	May 14, 2007

FRONTEER REPORTS RESULTS FROM THE FIRST QUARTER OF 2007

Fronteer Development Group Inc. (the “Company") (FRG-TSX/AMEX) reports it financial and operating results for the three month period ended March 31, 2007. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis (“MDA”) for the three months ended March 31, 2007, available on the Company’s website at www.fronteergroup.com or on Sedar at www.sedar.com. All amounts presented are in Canadian dollars unless otherwise stated.

Overview

The Company is an international mineral exploration and development company, focused on exploring and developing gold, copper, and uranium properties in northwestern Turkey, Canada and Mexico.

The Company currently owns 46.8% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring and developing uranium properties in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol “AXU”. The Company accounts for its investment in Aurora as an equity investment.

Exploration Projects

Cash and non-cash exploration and acquisition expenditures (net of recoveries) for the three months ended March 31, 2007 and 2006 totaled $135,037 and $675,328 in Turkey, $281,647 and $172,271 in Mexico, and ($55,631) and $333,031 in the Yukon, Canada, respectively.

At March 31, 2007, Teck Cominco’s Turkish subsidiary (“TCAM”) has spent approximately US$6,975,000, US$3,660,000 and US$939,800 towards its earn-back on the Agi Dagi, Kirazli, and Halilaga properties respectively, out of a total earn-back requirement of approximately US$10,000,000, US$5,000,000 and US$2,000,000. TCAM continues to actively drill all three projects with a total of nine drills working the properties. A tenth drill has been added to the Pirentepe project, the fourth out of a total of six projects on which TCAM can earn-back an interest by spending approximately US$2,800,000. It is expected that TCAM will have completed its earn-back on the Agi Dagi, Kirazli and Halilaga properties by the end of the first quarter in 2008.

The Company continues to conduct regional exploration in the Biga region of Turkey looking for additional targets and properties for acquisition. An airborne geophysical survey has been planned and is scheduled to commence in the second quarter upon receipt of the necessary permits. The Company is also evaluating other opportunities elsewhere in Turkey as part of its ongoing generative program.

During the quarter the Company received partial results from a geophysical survey and geochemical sampling program over the Samli IOCG property in Turkey, and currently plans to conduct an I.P. resistivity survey on the property in the second quarter.

Drilling also continued on the Clara and San Pedro properties in Mexico with one drill rig. The company expects to complete its programs on these properties in the second quarter and will review results obtained to date before planning the next phase of exploration for these properties.

The 2007 field season on the Wernecke properties in the Yukon, commenced in April 2007. The Company and its joint venture partner Rimfire Minerals Inc. have planned a $6,000,000 program which will include 10,000 metres of drilling to test a variety of geological, geochemical and geophysical targets. Drilling is expected to commence on the property in May.

Subsequent to quarter end, the Company acquired an additional 900,000 common shares of Latin American Minerals Inc. (“LAT”), bringing its total ownership to 6,210,000 common shares (approximately 20%) and 2,655,000 share purchase warrants expiring in November and December 2007, which allow the Company to acquire an additional 2,655,000 common shares of LAT at a price of $0.35 per share. LAT has several highly prospective land packages in Argentina and Paraguay, which are being actively explored.

The Company continues to look for additional properties or companies with properties of interest, for acquisition.

Operations
Selected Financial Data

This summary of selected unaudited financial data should be read in conjunction with the MDA and the unaudited consolidated financial statements and related notes related thereto for the periods indicated.

	Three Months ended March 31
	2007	2006
Earnings (loss) for the period	($1,142,677)	$10,014,363
Basic and diluted earnings (loss) per share	($0.02); ($0.02)	$0.20; $0.18
Cash invested in mineral properties, net of recoveries	$329,319	$1,451,618
Cash generated by financing activities	$62,686,357	$5,810,425

	As at
	March 31,	December 31,
	2007	2006

Cash and cash equivalents	$104,774,878	$40,391,913
Working capital	$105,099,825	$43,338,290
Investment in Aurora (1)	$36,614,954	$37,508,155
Long term investments (2)	$4,711,821	$1,330,994
Total assets	$166,080,380	$102,311,386
Shareholders’ equity	$164,763,205	$99,364,065

(1)

the Company accounts for its investment in Aurora using the equity method of accounting. At March 31, 2007, the Company owned 46.9% of Aurora compared to 47.2% at December 31, 2006. Total market capitalization of Aurora at March 31, 2007 was approximately $1.022 billion.

(2)	Represents the fair value of the Company’s investment in Latin American Minerals Inc.

The Company’s net loss for the three months ended March 31, 2007 was $1,142,677 or $0.02 per share as compared to net income of $10,014,363 or $0.20 per share for the three months ended March 31, 2006. Contributing to the period over period difference was the recognition of a smaller dilution gain (non-cash) on the Company’s investment in Aurora in 2007 as compared to 2006, offset by the Company’s share of the operating loss for the periods from Aurora.

Operating expenses increased from $1,075,871 for the three months ended March 31, 2006 to $1,274,455 for the three months ended March 31, 2007, primarily due to increased wages and benefits costs, legal expenses and listing and filing fees, offset by a decrease in stock based compensation expense.

During the quarter, the Company adopted new accounting standards relating to financial instruments and comprehensive income. These new accounting standards require a corporation to mark to market certain financial assets and liabilities and record the fair value adjustments in income during the period or to a new equity category called accumulated other comprehensive income, depending upon the classification of the financial asset or liability. As a result of the adoption of these new standards, which are treated prospectively for prior periods, the Company realized an opening adjustment to retained earnings and opening accumulated other comprehensive income of $555,812 and $779,839, net of future income taxes, respectively. In addition, during the quarter, the Company recorded a gain of $653,421 on certain trading securities which was included in income for the quarter and an addition to accumulated other comprehensive income of $1,346,084 on its certain assets categorized as available for sale.

Liquidity

At March 31, 2007, the Company had cash on hand of $104,774,787 and working capital of $105,099,825 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The change in cash and working capital of $64,382,874 and $61,761,535 respectively, is primarily due to the receipt of gross proceeds of $60,475,000 from the March 2007 financing and proceeds received from the exercise of stock options and warrants totaling $5,551,538, offset by exploration expenditures of $329,319, net of recoveries and cash used in operations of $1,264,296 during the period.

Subsequent to March 31, 2007, the Company was informed by the Underwriters of the March 2007 financing that they were exercising a portion of their Greenshoe option, to acquire an additional 398,000 common shares for gross proceeds of $5,870,500 to the Company.

The Company currently has cash on hand of approximately $108,000,000.

About Fronteer

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. There are currently nine (9) drill rigs operating in Turkey on three gold projects and one Cu-Au project, and one drill rig operating in Mexico on two gold-silver projects. Fronteer holds a 46.8% interest in Aurora Energy Resources (TSX: AXU).

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO and Corporate Secretary

Camon Mak, Investor Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, size of future exploration budgets and exploration potential, timing of future exploration and timing of TCAM earn-back and plans for property or company acquisitions, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, and uranium economic and political stability in Turkey, Mexico and Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.